

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2022

G. Reed Petersen
President
Victoria Lake, Inc.
3625 Cove Point Dr.
Salt Lake City, Utah 84109

> **Re: Victoria Lake, Inc.**
> **Amended Registration Statement on Form 10-12G**
> **Filed on January 5, 2022**
> **File No. 000-56316**

Dear Mr. Petersen:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:　　Jacob Heskett